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                                                                    EXHIBIT 99.2

                                 ALTAREX CORP.

                                     PROXY

         SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF
                    SHAREHOLDERS TO BE HELD ON MAY 19, 1999

     The undersigned holder of common shares ("Common Shares") in the capital of AltaRex Corp. (the "Corporation") hereby appoints Richard E. Bagley, President and Chief Executive Officer of the Corporation, or failing him, Edward M. Fitzgerald, Senior Vice President, Chief Financial Officer and Secretary of the Corporation, or instead of either of the foregoing,____________________________ as proxyholder, with full power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on May 19, 1999 at 2:30 p.m. (Edmonton time), and at any adjournment thereof, and the undersigned hereby revokes any proxy previously given to attend, act and vote at the Meeting for the undersigned at the Meeting for any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. FOR [ ] or WITHHOLD FROM VOTING FOR [ ] the election as directors of the Corporation each of the nominees, each of whom is described in more detail in the Management Information Circular of the Corporation dated April 13, 1999 (the "Circular") prepared in connection with the Meeting.

2. FOR [ ] or WITHHOLD FROM VOTING FOR [ ] the appointment of Ernst & Young LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors to determine their remuneration.

3. FOR [ ] or AGAINST [ ] the resolution, with or without variation, approving an amendment to the stock option plan of the Corporation (the "Plan") increasing the maximum number of Common Shares reserved for issuance thereunder from 2,480,000 to 4,180,000, the full text of which is set out in Schedule "A" to the Circular.

4. FOR [ ] or AGAINST [ ] the resolution, with or without variation, approving an amendment to the Plan increasing the maximum date after which an option granted under the Plan shall expire from five years from the date of grant to ten years from the date of the grant, the full text of which is set out in Schedule "B" to the Circular.

5. FOR [ ] or AGAINST [ ] the resolution, with or without variation, approving amendments to the terms of certain options granted under the Plan, extending the expiry date of such options, the full text of which resolution is set out in Schedule "C" to the Circular.

6. On any amendments or variations to matters identified in the notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.

     The Common Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. IN THE ABSENCE OF ANY INSTRUCTIONS ABOVE, THIS PROXY WILL BE VOTED AT THE MEETING FOR THE RESOLUTIONS REFERRED TO IN ITEMS 1, 2, 3, 4 AND 5 ABOVE. IF ANY AMENDMENT OR VARIATION TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING WHICH ACCOMPANIES THIS PROXY IS PROPOSED AT THE MEETING OR AT ANY ADJOURNMENT THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON ANY SUCH


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AMENDMENT OR VARIATION OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGEMENT OF
THE APPOINTED PROXYHOLDER.

                                   DATED this    day of              , 1999.*
                                             ----      --------------


                                   ----------------------------------------
                                   Signature of Shareholder**



                                   ----------------------------------------
                                   Signature of jointholder (if any)



                                   ----------------------------------------
                                   Please Print Name(s)

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

** This proxy must be signed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

     NOTE: A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY AS HIS OR HER NOMINEE TO ATTEND AND ACT FOR HIM OR HER BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE SHAREHOLDER SHOULD INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE ABOVE OR COMPLETE ANOTHER PROXY.

     Shareholders who are unable to attend the Meeting are requested to complete this proxy and return it to the Corporation's transfer agent, Montreal Trust Company of Canada, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8,
Attention: Corporate Trust Department.

     In order to be valid, proxies must be received by Montreal Trust Company of Canada on or before 5:00 p.m. (Calgary time) on the last business day preceding the date of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting before the commencement of the Meeting.